

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2021

William Brennan
Chief Executive Officer
Credo Technology Group Holding Ltd
1600 Technology Drive
San Jose, CA 95110

> **Re: Credo Technology Group Holding Ltd**
> **Amendment No. 5 to**
> **Draft Registration Statement on Form S-1**
> **Submitted December 3, 2021**
> **CIK No. 0001807794**

Dear Mr. Brennan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement

Risk Factors
Although the audit report included in this prospectus is issued by an independent registered public accounting firm . . ., page 41

1.   Please revise the final sentence of the first paragraph under this caption to remove the words "without restriction."

You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Perry Hindin at 202-551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Alan Denenberg